Exhibit 4

Software Integration and Resale Agreement

Between

Hyundai Syscomm Corp.

And

US Dataworks, Inc.

Dated December 29, 2006

This Software Integration and Resale Agreement (this "Agreement") is dated as of December 29, 2006, by and between

Hyundai Syscomm Corp., a California corporation with a place of business at 1065 East Hillsdale Boulevard, Suite 247, Foster City, California 94404 ("Hyundai"), and

US Dataworks, Inc., a Nevada corporation with a place of business at 5301 Hollister Road, Suite 250, Houston, Texas 77040 ("UDW").

WHEREAS, UDW and Hyundai are executing and delivering a  Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase Agreement"), and wish to assign the definitions of the capitalized terms defined in the Stock Purchase Agreement to those capitalized terms contained herein without express definition; and

WHEREAS, Hyundai or an affiliate of Hyundai ("HYUNDAI") manufactures automated teller machines/teller-less kiosks (the "Machines"); and

WHEREAS, UDW has developed and owns proprietary payment processing software (the "UDW Software"); and

WHEREAS, UDW shall, at its own expense, integrate the UDW Software and such other software as Hyundai may identify (the "Other Software") with the Machines so that the Machines with the integrated UDW Software (the "Enhanced Machines") possess the increased functionality that HYUNDAI and UDW mutually agree upon, thereby increasing the resale value of the Enhanced Machines; and

WHEREAS, the Parties shall put forth their respective best efforts to facilitate the resale by UDW, through HYUNDAI, of Machines and Enhanced Machines having an aggregate resale value of at least Twenty Five Million ($25,000,000)(such amount, the "Minimum Revenues") from customers in UDW Territory by March 31, 2008; and

WHEREAS, UDW shall have the exclusive right to sell Enhanced Machines in the UDW Territory during the term of this Agreement; and

WHEREAS, HYUNDAI shall arrange for the manufacture, transportation, warehousing and insurance and otherwise maintain title ownership over the Machines until they are to be resold by UDW in the UDW Territory, at which time, title in the Machines shall pass to UDW (as described herein); and

WHEREAS, HUYNDAI will install the Machines and Enhanced Machines resold and/or leased by UDW in the UDW Territory and provide warranty and maintenance service for such Machines and Enhanced Machines; and

WHEREAS, UDW will provide maintenance for the UDW Software incorporated into Enhanced Machines; and

WHEREAS, HYUNDAI shall have the exclusive right to sell and maintain Machines and Enhanced Machines in all countries of the world outside of UDW Territory (the "Hyundai Territory"), with UDW providing maintenance support of the UDW Software for an agreed maintenance fee (to be determined);

WHEREAS, in order to facilitate HYUNDAI's ability to sell Enhanced Machines in the Hyundai Territory, HYUNDAI shall be permitted to set up new entities in each country in the Hyundai Territory that use the name Hyundai UDW or a name incorporating both such names.  HYUNDAI shall be the sole owner of each such entity and HYUNDAI's only obligation to UDW for incorporating UDW's name into any such entity is, inter alia, to pay UDW a royalty (to be mutually agreed by the Parties at such date) for the use of UDW's name, the incorporation of the UDW Software and the UDW transaction fee (where applicable) in the Enhanced Machines sold in the Hyundai Territory; and

WHEREAS, in accordance with the Stock Purchase Agreement, UDW is issuing and delivering to Hyundai the Warrant; and

WHEREAS, the Warrant will expire on the tenth (10th) anniversary of its date and cover a number of shares that will permit Hyundai to achieve and maintain a Thirty-Nine and Nine-Tenths Percent (39.9%) ownership interest in UDW Common Stock on the terms and subject to the conditions set forth in the Warrant; and

WHEREAS, Hyundai and UDW have agreed to share the Gross Profits to be recognized by UDW from the sale of lease in the UDW Territory of Machines and Enhanced Machines; and

WHEREAS, the formula UDW and Hyundai have agreed on provides UDW with Fifty Percent (50%) of Gross Profits and provides Hyundai with a credit for the remaining Fifty Percent (50%) of such Gross Profits; and

WHEREAS, UDW and Hyundai have agreed that Hyundai may, at its election, take its proportion of the Gross Profits in the form of cash and/or Warrant Shares; and

WHEREAS, the Warrant will vest and become exercisable, in accordance with its terms, as Hyundai is credited with its proportion of the Gross Profit; and

WHEREAS, in the event the Minimum Revenues are not recognized by UDW by March 31, 2008, Hyundai shall pay UDW a Minimum Revenues Adjustment (as such term is defined in Section 7.4 of the Stock Purchase Agreement) over and above the purchase price it paid for the Escrow Shares;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements contained herein, the adequacy and legal sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

THE CLOSING

1.1  The Closing.  The Closing will take place on the date of this Agreement (the "Closing Date"). The Closing will be held by telephone, at which time the documents and instruments necessary or appropriate to effect the transactions contemplated herein to occur at the Closing will be exchanged by email or facsimile transmission, with original counterparts to follow by next business day courier delivery.

1.2  The Closing of the Related Transactions.  The Transaction and the other Transaction Documents contemplated by the Stock Purchase Agreement will also be closing on the Closing Date except as otherwise provided in any other Transaction Document.

ARTICLE 2

INTEGRATION OF THE UDW SOFTWARE

2.1  UDW Responsibilities.   HYUNDAI shall make its engineers available for consultation with UDW and shall suggest the functionality to be added to the Machines with UDW Software and the Other Software.

2.2  Hyundai Responsibilities.  As promptly as commercially reasonable after UDW and HYUNDAI shall have agreed on the functionality for the Enhanced Machines, UDW, at its own expense, shall integrate the UDW Software and the Other Software with the Machines to endow them with the functionality agreed upon to make them into Enhanced Machines.

ARTICLE 3

RESALE OF THE ENHANCED MACHINES; GROSS PROFITS ALLOCATION

3.1   The UDW Territory.  UDW shall have the exclusive right to resell and lease Machines and Enhanced Machines to customers in the UDW Territory. HYUNDAI shall refer all sales leads that come to its attention for actual and potential customers for Machines and Enhanced Machines in the UDW Territory to UDW.

3.2   The Hyundai Territory. HYUNDAI shall have the exclusive right to sell and lease Machines and Enhanced Machines to customers in the Hyundai Territory.  UDW shall refer to UDW all sales leads that come to its attention for actual and potential customers for Machines and Enhanced Machines in the Hyundai Territory.

(a)   In order to facilitate HYUNDAI's ability to sell Enhanced Machines in the Hyundai Territory, UDW hereby grants to HYUNDAI a paid up license to use the UDW name in connection with establishing new entities within the Hyundai Territory using any combination of the names Hyundai Syscomm Corp. and US Dataworks, Inc., or any other name acceptable to the Parties.  HYUNDAI shall be the sole owner of each such entity and HYUNDAI's only obligation to UDW for incorporating UDW's name into any such entity is, inter alia, to pay UDW a royalty (to be mutually agreed by the Parties at such date) for the use of UDW's name, the incorporation of the UDW Software and the UDW transaction fee (where applicable) in the Enhanced Machines sold in the Hyundai Territory.

(b)   HYUNDAI shall be obligated to provide an explicit statement that the marks US Dataworks® and Clearingworks® are the registered U.S. trademarks of UDW and any usage of such marks require the express written consent of UDW.  HYUNDAI shall provide UDW with advance written notice of any use of UDW's trademarks and UDW shall have the right to monitor such use to ensure proper usage of its marks.

(c)   HYUNDAI's right to use the UDW name within the Hyundai Territory shall terminate upon: (i) the termination of this Agreement, or (ii) thirty (30) days following UDW's notice to HYUNDAI of a material breach of this Section 3.2 that has remained uncured for such 30-day period.

3.3   Minimum Revenues Adjustment.  In the event the Minimum Revenues are not recognized by UDW by March 31, 2008, Hyundai shall pay UDW the Minimum Revenues Adjustment in addition to the purchase price it previously paid for the Escrow Shares.  If the Minimum Revenues Adjustment is zero or a negative number, HYUNDAI shall make no additional payment. Hyundai shall pay UDW the Minimum Revenues Adjustment (if any) within thirty (30) days of Hyundai's receipt of UDW's written notice requesting such payment.  In lieu of paying any Minimum Revenues Adjustment that is otherwise due, Hyundai shall have the right to return to UDW Escrow Shares or Warrant Shares valued at $0.375 per share.

3.4   Gross Profit Allocation.  The formula to which UDW and Hyundai have agreed provides UDW with an allocation of Fifty Percent (50%) of Gross Profits and Hyundai with a credit for the remaining Fifty Percent (50%) of such Gross Profits.

(a)   The Minimum Revenues of $25,000,000 are based upon presumed Gross Profits (as defined in the Stock Purchase Agreement) of not less than Thirty-Five Percent (35%) of the retail value for the Machines resold by UDW.

(b)  The Gross Profits be allocated equally between both UDW and HYUNDAI on a 50%-50% basis.

3.5   Quarterly Settlement of Gross Profit.  UDW shall determine the Gross Profits recognized for each of its fiscal quarters, in accordance with the Stock Purchase Agreement.  Within thirty (30) days of such fiscal quarter's end, UDW shall provide HYUNDAI with an accounting of the Gross Profits recognized for such quarter.  UDW shall also provide HYUNDAI with an accounting of the Gross Profit cash proceeds ("Cash") received from the collection of invoices against UDW's sales during such quarter.  UDW shall endeavor to invoice the end-users to whom it resells Machines with standard Net-30 payment terms, unless otherwise agreed by the Parties.

3.6   HYUNDAI Gross Profit Credit.

(a)   As provided in the Warrant, HYUNDAI may, at its election, take all or any portion of its allocation of Gross Profits in the form of cash and/or in the form of Warrant Shares becoming exercisable under the Warrant.

(b)   Any Warrant Shares becoming exercisable but not issued because of the Thirty-Nine and Nine-Tenths Percent (39.9%) maximum limit ("Warrant Share Limit") set forth in the Warrant, shall be promptly issuable to HYUNDAI upon exercise of the Warrant and upon the increase of UDW's outstanding shares of Common Stock so that, to the extent the Warrant is exercised by HYUNDAI, HYUNDAI shall retain its up to 39.9% of the outstanding UDW Common Stock.

3.7   Gross Profits Audit.  Upon reasonable advance notification by HYUNDAI, UDW shall, during normal business hours, make its financial records available to HYUNDAI for review and audit for the purposes verifying the accurate calculation of Gross Profits recognized by UDW from the sale or lease of Machines and Enhanced Machines in the UDW Territory.  HYUNDAI will cooperate with UDW to arrange any such audit so as to be minimally disruptive to the normal business operations of UDW.  Unless otherwise agreed by the parties (i) there shall not be more than one (1) audit during each UDW fiscal quarter, and, (ii) the costs and expenses attributable to any such audit shall be borne by HYUNDAI, unless such audit shall result in an increase of more than Five Percent (5%) in the Gross Profits, in which case the costs and expenses attributable to the audit shall be borne by UDW.

ARTICLE 4

INSTALLATION AND MAINTENANCE OF THE ENHANCED MACHINES

4.1  HYUNDAI's Responsibilities.  HYUNDAI shall arrange for the manufacture, transportation, warehousing, insurance, delivery and otherwise maintain title ownership over the Machines and the Enhanced Machines until they are to be resold or leased by UDW in the UDW Territory, at which time, title in the Machines shall then pass to UDW. HYUNDAI shall install and provide warranty and maintenance to all customers in the UDW Territory that purchase or lease Enhanced Machines from UDW. HYUNDAI shall bear all of the aforementioned costs and expenses as its costs of goods sold.

4.2  UDW's Responsibilities in the UDW Territory. Revenues generated by each of the subsections, below, less their corresponding cost of goods sold, shall be contributed to the Gross Profits calculation:

(a)  UDW shall effect the resale or lease of Machines and Enhanced Machines within the UDW Territory.  UDW shall be responsible for the sales/lease contract/purchase order, invoicing and collection of funds for the purchase or lease of such Machines and Enhanced Machines, on terms and conditions acceptable to both UDW and HYUNDAI.

(b)  UDW shall maintain and provide updates and upgrades of the UDW Software and Other Software installed on Enhanced Machines sold or leased to customers in the UDW Territory by entering into maintenance agreements with such customers directly or through its agents.

(c)  UDW shall endeavor to secure "per item" transactional revenues based upon the volume of items transacted/processed by the Enhanced Machines through the UDW Software and Other Software.  The aforementioned "per item" pricing structure shall be on terms equal to UDW's most favorable published pricing, where applicable, unless otherwise agreed by the Parties.

(d)  Wherever practicable, UDW shall endeavor to up-sell such customers additional UDW software functionalities and professional services and HYUNDAI service contracts.

4.3  UDW's Responsibilities in the Hyundai Territory.  UDW shall maintain and provide updates and upgrades of the UDW Software and Other Software installed on Enhanced Machines sold or leased to customers in the Hyundai Territory for an agreed maintenance fee (to be determined).

ARTICLE 5

FINANCING FOR THE MACHINES RESOLD BY UDW

5.1  Same Terms as Customer.  Unless otherwise agreed by the Parties, UDW shall pay HYUNDAI for the purchase of the Machines and/or Enhanced Machines under the same terms and conditions by which the customer shall pay UDW for the resale of such Machines and/or Enhanced machines.  UDW shall have no obligation to HYUNDAI for the purchase and resale of any Machine or Enhanced Machine until such Machine or Enhanced Machine is actually sold or leased pursuant to an executed sales contract or valid purchase order or a valid lease.

5.2  Financing Facility.  At UDW's request, HYUNDAI may furnish UDW with a letter of credit facility (the "LC Facility") to enable UDW to extend financing for its purchase and resale of Machines and Enhanced Machines within the UDW Territory. UDW hereby agrees to reimburse HYUNDAI for the cost of having the LC Facility made available to it upon HYUNDAI's request for such reimbursement.

ARTICLE 6

TERMINATION

6.1  By Mutual Agreement.  This Agreement may be terminated by the mutual written agreement of the Parties.

6.2  By UDW.   UDW may terminate this Agreement unilaterally if HYUNDAI shall have breached in any material respect any of its obligations under this Agreement or the other Transaction Documents and such breach continues for more than thirty (30) days after HYUNDAI shall have received written notice of such breach from UDW.

6.3  BY Hyundai.   Hyundai may terminate this Agreement unilaterally if UDW shall have breached in any material respect any of its obligations under this Agreement or the other Transaction Documents and such breach continues for more than thirty (30) days after UDW shall have received written notice of such breach from Hyundai.

ARTICLE 7

MISCELLANEOUS PROVISIONS

7.1  Amendment and Modification.  Subject to applicable Law, this Agreement may be amended or modified by the Parties at any time with respect to any of the terms contained herein; provided, however, that all such amendments and modifications must be in writing and duly executed by all of the Parties hereto.

7.2  Waiver of Compliance; Consents.  Any failure of a Party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the Party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a Party, such consent will be given in writing in the same manner as for waivers of compliance.

7.3  No Third Party Beneficiaries.  Nothing in this Agreement will entitle any person or entity (other than a Party hereto and his respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

7.4  Notices.  All notices, requests, demands and other communications required or permitted hereunder will be made in writing and will be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally; (ii) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgement, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or (iii) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment.  Each Party shall afford the other Party with advance notification of any change in address or contact information.

If to UDW:

US Dataworks, Inc.

5301 Hollister Road, Second Floor

Houston, Texas 77040

Attention: John J. Figone, Sr. Vice President & General Counsel

Telephone:  (713) 934-3855 x250

Facsimile:  (713) 690-1426

Email: jfigone@usdataworks.com

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, California 94304-1114

Attention: Richard Bebb, Esq.

Telephone: (650) 233-4500

Facsimile:

Email: rbebb@pillsburylaw.com

If to Hyundai:

Hyundai Syscomm Corp.

1065 East Hillsdale Boulevard

Suite 247

Foster City, CA 94404

Attention: Samuel Lee

Chairman of the Board

Telephone: (510) 790-4500

Facsimile: (415) 358-4551

Email: jack@hyundaisyscom.com

With a copy to: Peter B. Hirshfield, Esq. Hirshfield Law 1035 Park Avenue, Suite 7B New York NY 10028-0912 Telephone: (646) 827-9362 Facsimile: (646) 349-1665 Email: phirshfield@hirshfieldlaw.com

7.5  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by UDW (whether voluntarily, involuntarily, by operation of law or otherwise) without the prior written consent of Hyundai.

7.6  Governing Law.  This Agreement and the legal relations among the Parties hereto will be governed by and construed in accordance with the internal substantive laws of the State of California (without regard to the laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

7.7  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.8  Facsimile and Scanned Execution.   Receipt by either Party of a counterpart of this Agreement manually signed and then scanned electronically and emailed to the other Party or manually signed and then sent by facsimile transmission to the other Party shall, for all purposes, be deemed to be an original counterpart with the same force and effect as the manually signed counterpart from which it was electronically reproduced.

7.9  Headings.  The headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

7.10  Entire Agreement.  This Agreement and the other Transaction Documents embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement and other Transaction Documents.  There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement and the other Transaction Documents.  This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the Parties with respect to the Transaction. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision becomes invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

US Dataworks, Inc. By:/s/Charles E. Ramey________ Charles E. Ramey Chief Executive Officer	Hyundai Syscomm Corp. By:/s/Samuel Lee_________ Samuel Lee Chairman of the Board
Date: December 29, 2006	Date: December 30, 2006